

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Jeffrey Ross
Chief Executive Officer
Miromatrix Medical Inc.
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344

   Re: Miromatrix Medical Inc.
     Registration Statement on Form S-3
     Filed July 1, 2022
     File No. 333-265980

Dear Mr. Ross:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Jonathan R. Zimmerman, Esq.